Board of Management

Vedior

RECEIVED
2005 JUL 18 A
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Vedior N.V.
P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel: +31 (0)20 573 5600
Fax: +31 (0)20 573 5608
www.vedior.com
HR. Amsterdam 33292225


05009750

Amsterdam, 6 July 2005

SUPPL

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,



Jelle Miedema
Company Secretary

PROCESSED
JUL 18 2005
THOMSON FINANCIAL



enclosure

Amsterdam, The Netherlands


Vedior
where people matter

Preference A Shares Redeemed

For immediate release on 6 July 2005

In accordance with the Company's articles of association, the redemption of all preference A shares has become effective on 5 July 2005. An amount of € 1.47478 will be paid for each preference A share, increased by a dividend due of € 0.06012 for the period from 1 January 2005 to 5 July 2005, resulting in a total payment of € 1.5349 for each preference A share. The aggregate payment for the 34,323,680 outstanding preference A shares will therefore be €52.7 million.

The Annual General Meeting held on 29 April 2005 also approved the redemption of the preference B shares effective 1 July 2007. There are 27,000 preference B shares outstanding and the redemption price (excluding dividends accrued but unpaid at the redemption date) will be €100, giving an aggregate redemption price of €2.7 million.

Finance for the redemption of the preference A shares is being provided from existing financial resources. The redemption will be accretive to earnings, and will add EUR 0.01 to earnings per share for 2005 (EUR 0.02 on an annual basis).

Company Profile:

Vedior is one of the world's largest recruitment companies and is a full-service recruitment provider with a diversified portfolio of brands targeting a broad range of industry sectors. Annual sales for 2004 were €6,467 million.

From its global network of offices spanning Europe, North America, Australasia, Asia, South America and Africa, Vedior offers temporary and permanent recruitment as well as a number of complementary employment-related services such as outplacement, HR outsourcing, payrolling and training.

Vedior has a leading market position in the provision of professional/executive recruitment in sectors such as information technology, healthcare, accounting, engineering and education. In order to meet client requirements for all categories of personnel, we also have a significant global network providing administrative/secretarial and light industrial recruitment.

For further information, please contact:
Amsterdam
Frits Vervoort, Chief Financial Officer +31 (0)20 573 5609
Jelle Miedema, Company Secretary